Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-237990

June 5, 2020

UCLOUDLINK GROUP INC.

UCLOUDLINK GROUP INC., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting I-Bankers Securities, Inc. at 535 5th Avenue, Suite 415, New York, NY 10017, United States of America, Attention: Operations Department, by calling 214-687-0020 or via email: operations@ibsgroup.net, Valuable Capital Limited, at Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, Attention: ECM Department , by calling +852 2500 0341 or via email: ecm@valuable.com.hk, Tiger Brokers (NZ) Limited at Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010, Attention: Vincent Cheung, by calling +64-93-938-128 or via email: info_nz@tigerfintech.com, or Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, Illinois 60604, United States of America, Attention: ECM department, by calling +1 (312) 356-5008 or via email: LoopECM@loopcapital.com. You may also access the Company’s most recent prospectus dated June 5, 2020, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 5, 2020, or Amendment No.  4, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1775898/000119312520162196/d701290df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 4 to the Company’s registration statement on Form F-1 dated June 5, 2020. All references to page numbers are to page numbers in Amendment No. 4.

(1)	Amend the second table on page 16 to read as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
Summary Operating Data:	2017	2018	2019	2019	2020
Total data consumed through our platform (in terabytes)	8,982	28,006	90,603	10,933	53,843
Data consumed that we procured	7,962	19,101	30,563	6,262	7,446
Data consumed that our business partners procured	1,020	8,905	60,040	4,671	46,397
Average daily active terminals (including GlocalMe Inside apps)	65,352	113,033	187,781	137,934	274,807
Average daily active terminals owned by us	42,663	51,235	50,049	49,076	23,907
Average daily active terminals not owned by us	22,689	61,798	137,732	88,858	250,900
Average daily data usage per active terminal (in megabytes)	395	712	1,386	924	2,258
Average daily usage per active terminal of data that we procured	350	486	468	529	312
Average daily usage per active terminal of data that our business partners procured	45	226	918	395	1,946

(2)

Amend the first paragraph of the risk factor under the heading “We have not recognized any share-based compensation expense to date but will recognize a substantial amount of share-based compensation expense upon completion of this offering, which will have a material adverse impact on our results of operations.” on pages 35 and 36 to read as follows:

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and other selected persons to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The 2019 Plan will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, and the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of the date of this prospectus, 21,896,977 share options have been granted and outstanding, and no awards have been granted under the 2019 Plan. We are required to account for share options and other share-based awards granted to our employees and directors in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation.” We are required to classify share options granted to our employees and directors as equity awards and recognize share-based compensation expense based on the grant-date fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the share options granted by us is also conditional upon completion of this offering, we have not recognized share-based compensation expense relating to these share options granted by us yet, which is not considered probable until it occurs. In addition, in connection with the dual-class share structure that will become effective immediately prior to the completion of this offering, 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng, our founders and directors, will be redesignated into Class B ordinary shares on a one-for-one basis, with each Class B ordinary share being entitled to 15 votes on all matters subject to vote by our shareholders. In this regard, we expect to recognize share-based compensation expenses in the quarter we complete this offering. As a result, upon the completion of this offering, we expect to begin to recognize a substantial amount of share-based compensation expense, which will have a significant impact on our results of operations. The total compensation expense from all issued options that will be recognized up to the commencement date of exercise is US$49.4 million, of which US$34.3 million will be recognized upon the completion of the initial public offering. Moreover, if additional share options or other equity incentives are granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Management—Amended and Restated 2018 Stock Option Scheme” and “—2019 Share Incentive Plan.”

(3)	Amend the second paragraph on page 58 to read as follows:

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC and PCAOB will take to address the problem.

(4)	Amend the table on page 91 to read as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
Summary Operating Data:	2017	2018	2019	2019	2020
Total data consumed through our platform (in terabytes)	8,982	28,006	90,603	10,933	53,843
Data consumed that we procured	7,962	19,101	30,563	6,262	7,446
Data consumed that our business partners procured	1,020	8,905	60,040	4,671	46,397

Average daily active terminals (including GlocalMe Inside apps)	65,352	113,033	187,781	137,934	274,807
Average daily active terminals owned by us	42,663	51,235	50,049	49,076	23,907
Average daily active terminals not owned by us	22,689	61,798	137,732	88,858	250,900
Average daily data usage per active terminal (in megabytes)	395	712	1,386	924	2,258
Average daily usage per active terminal of data that we procured	350	486	468	529	312
Average daily usage per active terminal of data that our business partners procured	45	226	918	395	1,946

(5)	Add one paragraph following the first paragraph under heading “Our ability to improve operational efficiency” on page 95 to read as follow:

We have adopted and will adopt share incentive plans, and have granted options under the 2018 Plan. Because the vesting of the share options granted by us is also conditional upon completion of this offering, we have not recognized share-based compensation expense relating to these share options granted by us yet. The total compensation expense from all issued options that will be recognized up to the commencement date of exercise is US$49.4 million, of which US$34.3 million will be recognized upon the completion of the initial public offering, which we expect to have a significant impact on our results of operations.

(6)	Add one paragraph under the table on page 96 to read as follow:

During recent periods, the percentage of our revenues from sales of products has been increasing while the percentage of our revenues from services has been decreasing. The recent trend was primarily due to (i) the increasing demand from our partners of our PaaS or SaaS services, which drove up sales of terminals that our partners operate on our platform to utilize our PaaS or SaaS services and (ii) the impact of the COVID-19 pandemic, which has caused a decline in our revenues from international data connectivity services. We expect the trend to continue for the duration of COVID-19 pandemic and beyond with the pandemic’s continuing effects.

(7)	Amend the last paragraph on page 102 to read as follow:

As a result of the foregoing, our total gross profit decreased by 1.2% from US$12.0 million in the three months ended March 31, 2019 to US$11.8 million in the three months ended March 31, 2020. Our gross margin decreased from 48.6% in the three months ended March 31, 2019 to 35.3% in the three months ended March 31, 2020. The decrease in our overall gross margin was primarily attributable to the decrease in the margin of our data connectivity services and the increase in relative percentage of revenues from sales of terminals, which carries a lower margin than revenues from services. The decrease in the margin of our data connectivity services was due to that the COVID-19 pandemic caused a decline in revenues from data connectivity services but our cost of revenues for such services did not decrease in proportion due to certain fixed costs and less efficient in data usage. We expect the trend to continue for the duration of COVID-19 pandemic and beyond with the pandemic’s continuing effects.

(8)	Amend the first bullet point under the heading “Cost of revenues” on page 104 to read as follow:

Our cost of services decreased by 22.7% from US$46.1 million in 2018 to US$35.6 million in 2019, primarily due to our success in negotiating better prices for our data procurement from major suppliers and to improve data operation efficiencies of our SIM bank. Assuming we procured the same amount of data in 2019 as in 2018, the cost savings resulting from lower unit cost would have been US$14.6 million. We expect additional cost savings in the future that are largely in line with the industry trend.